UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission file number:    333-50568

Badger State Ethanol, LLC
(Exact name of registrant as specified in its charter)

820 West 17th Street, Monroe, Wisconsin 53566
(608) 329-3900
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Class A Member Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

        Approximate number of holders of record as of the certification or notice date:    154

        Pursuant to the requirements of the Securities Exchange Act of 1934, Badger State Ethanol, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2006	By:	/s/ GARY L. KRAMER Gary L. Kramer President and General Manager